UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT of 1934

March 2019

Pan American Silver Corp.

(Exact name of registrant as specified in its charter)

1500-625 HOWE STREET

VANCOUVER, BC CANADA V6C 2T6

(Address of principal executive offices)

000-13727

(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Silver Corp. (Registrant)

Date: March 25, 2019	By:	/s/ Delaney Fisher
Delaney Fisher
Vice President, Legal Affairs and Corporate Secretary

EXHIBIT LIST

Exhibit	Description

99.1	Notice of 2019 Annual General and Special Meeting of Shareholders.

99.2	Information Circular for the 2019 Annual General and Special Meeting of Shareholders.

99.3	Form of Proxy for the 2019 Annual General and Special Meeting of Shareholders.

99.4	Voting Instruction Form for the 2019 Annual General and Special Meeting of Shareholders.

99.5	Notice of Availability of Proxy Materials

Exhibit 99.2 of this report on Form 6-K is incorporated by reference into the Registrant’s registration statements on Form F-10 (No. 333-212468) and Form S-8 (Nos. 333-180494, 333-180495, 333-206162 and 333-229795) that have been filed with the Securities and Exchange Commission.